SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

PLX TECHNOLOGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

693417107
(CUSIP Number)

March 11, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
*           Rule 13d-1(b)
■           Rule 13d-1(c)
*           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    693417107

1.	NAME OF REPORTING PERSON
Mark Guzy S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
a ☐ b ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,181,259
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,181,259
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,181,259
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
5.89%
12.	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13G

Item 1.	Name and Address of Issuer

(a)           PLX Technology, Inc.

(b)           870 W. Maude Avenue
Sunnyvale, California  94085

Item 2.	Name, Address and Citizenship of Person Filing; Class of Securities and CUSIP Number

(a)	This statement is being filed on behalf of Mark Guzy.

(b)	The business address for Mr. Guzy is Law Offices of Alan R. Smith, 505 Ridge Street, Reno, NV 89501

(c)	Mr. Guzy is a United States citizen.

(d)           Common Stock.

(e)           693417107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank is defined in Section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or Control Person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church Plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(H)

Item 4.	Ownership

(a)           The Reporting Person is deemed to beneficially own 2,181,259 shares of the Issuer’s common stock (the “Shares”). The information contained in Item 6 of this Statement is hereby incorporated by reference in its entirety.

(b)           2,181,259 shares of common stock represents 5.89% ownership of the Issuer’s outstanding common stock shares.  The percentage calculation is based upon 37,025,078 outstanding shares of the Issuer’s common stock as of February 28, 2010, as disclosed in the Issuer’s most recent annual report on Form 10-K filed with the Securities and Exchange Commission as of March 4, 2010.

(c)           Number of shares as to which the Reporting Person has:

(i)           sole power to vote or to direct the vote:                                  2,181,259
(ii)          shared power to vote or to direct the vote:                                         0
(iii)         sole power to dispose or to direct the disposition of:           2,181,259
(iv)         shared power to dispose or to direct the disposition of:                  0

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Prior to July 2008, the Shares were beneficially owned by the Reporting Person’s parents, Jim and Marcia Guzy (“Parents”), and held in an account maintained by them.  In accordance with a court order entered on July 3, 2008, the Parents transferred the Shares into a restricted account as collateral to secure a judgment against them in favor of the Reporting Person.  On February 9, 2009, the Parents and the Reporting Person (together, the “Parties”) entered into a Settlement Agreement (the “Settlement Agreement”) to resolve disputes between the Parties.  On February 24, 2010, the Reporting Person transferred the Shares from the restricted account into an account maintained by him (the “Transfer”).  The Parents disputed the legality of the Transfer and raised the issue before an arbitrator charged with resolving disputes under the Settlement Agreement.  On March 11, 2010, the arbitrator ruled that notwithstanding the Transfer the Parents retained the right to purchase the Shares at their sole discretion from the Reporting Person for a cash price based on the fair market value of the Shares, unless the Reporting Person enters into a binding agreement to sell the Shares prior to receipt of notice from the Parents indicating exercise of their rights.  The arbitrator also ruled that the Parties ownership of and rights to the Shares were unclear until March 11, 2010, the date of his order.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 22, 2010	/s/ Mark Guzy
Mark Guzy, individual